Filed by LightJump Acquisition Corporation

pursuant to Rule 425 under the Securities Act of 1933,

as amended and deemed filed pursuant to

Rule 14a-12 under the Securities Exchange Act of 1934,

as amended

Form F-4 File No. 333-267912

Subject Companies: Moolec Science SA

LightJump Acquisition Corporation

(Commission File No. 001-39869)

Date: October 28, 2022

The below presentation will be used by representatives of Moolec Science Limited (“Moolec”) and LightJump Acquisition Corporation (“LightJump”) in presentations to analysts, certain LightJump stockholders and potential investors commencing on October 28, 2022, in connection with Moolec’s previously announced business combination transaction with LightJump pursuant to the Business Combination Agreement, dated June 14, 2022, by and among, Moolec, LightJump, Moolec Acquisition, INC. and Moolec Science SA.

Investor Presentation October 2022

SCIENCE IN ALTERNATIVE .02 This presentation was prepared for informational purposes only by Moolec Science Limited, (“Moolec”) and LightJump Acquisition Corporation (“LightJump”) and is intended to be provided only to accredited institutional investors who are considering an investment in Moolec. The information provided in this presentation is intended to highlight certain matters bearing upon the current status of Moolec that may be of interest to potential investors. The information is not complete, comprehensive or exhaustive, and any potential investor wishing to obtain additional information about topics referenced in the presentation, or other matters in connection with a potential investment, is encouraged to contact Moolec. Forward - Looking Statements This presentation includes “forward - looking statements.” Forward - looking statements may be identified by the use of words such as "forecast," "intend," "seek," "target," “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. For example, statements concerning the following include forward looking statements: the growth of Moolec’s business and its ability to realize expected results; the business model of Moolec relating to any partnerships, commercial contracts, regulatory approvals or patent filings; the viability of its growth and commercial strategy; financial projections; the success, cost and timing of its product development abilities; the advantages and potential of Moolec’s technology and products, including in comparison to competing technologies and products; trends and developments in the industry; the addressable market; the contemplated transaction among Moolec and LightJump; Moolec’s addressable market; and the potential effects of the business combination among Moolec and LightJump. Such forward - looking statements with respect to performance, prospects, revenues and other aspects of the business of Moolec or LightJump are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Although we believe that we have a reasonable basis for each forward - looking statement contained in this presentation, we caution you that these statements are based on a combination of facts and factors, about which we cannot be certain. These factors include, but are not limited to: (1) the inability to complete the transactions contemplated by the proposed business combination, resulting in a combined company with the expectation to be listed on Nasdaq (the “Combined Company”); (2) the inability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, and the ability of the combined business to grow and manage growth profitably; (3) the inability to successfully retain or recruits officers, key employees, or directors following the proposed business combination; (4) effects on LightJump’s public securities’ liquidity and trading; (5) the market’s reaction to the proposed business combination; (6) the lack of a market for LightJump’s securities; (7) Moolec’s and LightJump’s financial performance following the proposed business combination; (8) costs related to the proposed business combination; (9) changes in applicable laws or regulations; (10) the possibility that LightJump or Moolec may be adversely affected by other economic, business, and/or competitive factors; (11) the risk that Moolec is unable to successfully develop and commercialize Moolec’s products or services or experience significant delays; (12) the risk of product liability or regulatory lawsuits relating to Moolec’s products and services; (13) the risk that Moolec is unable to secure or protect its intellectual property; (14) the ability to maintain the listing of LightJump’s securities on Nasdaq and (15) the ability for the Combined Company’s securities to be approved for listing on Nasdaq or if approved, maintain the listing. The foregoing list of factors is not complete or exhaustive. You should carefully consider the foregoing factors as well as other risks and uncertainties described in the “Risk Factors” section of LightJump’s Annual Report on Form 10 - K, Quarterly Reports on Form 10 - Q and in the final prospectus of LightJump related to its initial public offering filed with the Securities and Exchange Commission (“SEC”). You should also carefully consider the other risks and uncertainties indicated from time to time in documents filed or to be filed with the SEC by LightJump and the Form F - 4 and proxy statement to be filed with the SEC by the Combined Company and LightJump. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward - looking statements. We undertake no obligation to update or revise any forward - looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. Forward - looking statements speak only as of the date they are made. Accordingly, you should not put undue reliance on these statements. Industry and Market Data; Trademarks and Trade Names In this presentation, Moolec and LightJump rely on and refer to information and statistics regarding the market in which Moolec competes and other industry data. Moolec and LightJump obtained this information and statistics from third - party sources, including reports by market research firms. Accordingly, none of Moolec, LightJump nor their respective affiliates and advisors makes any representations as to the accuracy or completeness of these data. Moolec and LightJump have supplemented this information where necessary with information from Moolec’s own internal estimates, taking into account publicly available information about other industry participants and Moolec’s management’s best view as to information that is not publicly available. Moolec and LightJump also own or have rights to various trademarks, service marks and trade names that they use in connection with the operation of their respective businesses. This presentation also contains trademarks, service marks and trade names of third parties, which are the property of their respective owners. The use or display of third parties trademarks and Moolec or LightJump use thereof does not imply an affiliation with, or endorsement by the owners of such trademarks, copyrights, logos and other intellectual property. Solely for convenience, the trademarks, service marks and trade names referred to in this presentation may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that Moolec or LightJump will not assert, to the fullest extent under applicable law, their rights or the right of the applicable licensor to these trademarks, service marks and trade names. Moolec takes all necessary action to respect all intellectual property rights. No Offer or Solicitation This presentation is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. Confidentiality All recipients agree that they will keep confidential all information contained herein and not already in the public domain and will use this presentation solely for evaluation purposes. Recipient will maintain all such information in strict confidence, including in strict accordance with any underlying contractual obligations and all applicable laws, including United States federal and state securities laws. This presentation is not intended to constitute and should not be construed as investment advice and does not constitute investment, tax, or legal advice. Important Information About the Business Combination and Where to Find It In connection with the proposed transaction, the Combined Company, which is expected to become the holding company of LightJump and Moolec as of the closing of the proposed transaction, filed a registration statement on Form F - 4 (the “Form F - 4”) with the SEC that includes a proxy statement of LightJump that will also constitute a prospectus of the Combined Company. Moolec, the Combined Company and LightJump urge investors, stockholders and other interested persons to read, when available, the Form F - 4, including the preliminary proxy statement/prospectus and amendments thereto and the definitive proxy statement/prospectus and documents incorporated by reference therein, as well as other documents filed with the SEC in connection with the proposed transaction, as these materials will contain important information about Moolec, the Combined Company, LightJump and the proposed transaction. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to shareholders of LightJump as of a record date to be established for voting on the proposed business combination. Once available, shareholders will also be able to obtain a copy of the Form F - 4, including the proxy statement/prospectus, and other documents filed with the SEC without charge, by directing a request to: 2735 Sand Hill Road, Suite 110, Menlo Park, CA 94025. The preliminary and definitive proxy statement/prospectus to be included in the registration statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov). Participants in the Solicitation Moolec and Lightjump and their respective directors and executive officers may be considered participants in solicitation of proxies with respect to the proposed business combination described in this presentation under the rules of the SEC. Information about the directors and executive officers of LightJump is set forth in LightJump’s final prospectus filed with the SEC pursuant to Rule 424(b) of the Securities Act of 1933, as amended (the “Securities Act”) on January 12, 2021, and is available free of charge at the SEC’s website at www.sec.gov or by directing a request to: 2735 Sand Hill Road, Suite 110, Menlo Park, CA 94025. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the LightJump stockholders in connection with the proposed business combination will be set forth in the registration statement containing the proxy statement/prospectus for the proposed business combination when it is filed with the SEC. These documents can be obtained free of charge from the sources indicated above. Disclaimer PROTEINS

ALTERNATIVE .0 3 Planting the Future of Food Moolec is a science - based food ingredient company focused on the use of Molecular Farming technology. Our purpose is to upgrade taste, nutrition, and afford ability of alternative protein products while building a more sustainable and equitable food system. SCIENCE IN PROTEINS

Moolec's innovation starts at the beginning of the food value chain. Business Model Contracted Growers & Downstream Partnership or Licensing Model Modiﬁed Seeds Moolec’s IP Retail / Food Services Consumers Food Producers & CPG Companies Ingredient Companies B2B Plant - based Animal Protein Ingredients ALTERNATIVE .0 4 SCIENCE IN PROTEINS

We operate through hubs in established locations where cutting - edge R&D and science services are provided, and optimal natural conditions for crop development are present . Crop Science & Cultivation ALTERNATIVE .0 5 WISCONSIN CROP INNOVATION CENTER Back Office & Cultivation Food Science Hub Molecular Biology Industrial Hub Moolec's Operations Washington StateUniversity SCIENCE IN PROTEINS

World Class Management Team

Top Ph.Ds and recognized professionals that come from all over the world conform Moolec's team in line with our global ambitions and targeted footprint.



Gastón Paladini, MBA
Chief Executive Officer

20+ years in marketing and the traditional food industry as a Director of Paladini Group, one of the largest meat production players in Argentina.



Henk Hoogenkamp, Ph.D
Chief Product Officer

15 years in food and bio-materials applications with special focus on animal and plant-based proteins.



Amit Dhingra, Ph.D
Chief Science Officer

20+ years in genomics and plant biotechnology. Prof. and Head, Department of Horticultural Sciences, Texas A&M University. 10+ years of corporate leadership.



José López Lecube, MBA
Chief Financial Officer

15 years in strategic roles for multinational companies in agribusiness and tech with expertise in finance, strategy, and partnerships.



Martín Salinas, Ph.D
Chief of Technology

15+ years in engineering and Ag-biotech space leading the world's first industrial production of animal protein in plants for the food industry.



Catalina Jones, B.A.
Chief of Staff & Sustainability

10+ years in communications, accountability, and sustainability management for financial, agribusiness, packaging, and food industry.



David Heron, Ph.D
Regulatory Affairs

30+ years in the biotechnology regulatory program of USDA-APHIS focused on policy development, training, public communication, and capacity building in agricultural biotechnology.



Martín Taraciuk, M.Fin
Investors Relations

8+ years in investor relations roles for public listed companies in real estate, agribusiness and energy, capital market transactions, finance, M&A, valuations, and corporate finance.



Bruce Williamson, Ph.D
Sr. Plant Biologist

10+ years of research experience and a strong background in molecular plant sciences, plant breeding, and biotechnology.



Vivek Narisetty, Ph.D
Sr. Molecular Biologist

7+ years in process development for value-added chemicals, strain and media engineering, bioreactor scale-up and downstream processing.

Moolec™
SCIENCE IN ALTERNATIVE PROTEINS
.06

Pro - Forma Ownership 1 (NASDAQ:BIOX) 5% 39% 39% Company LLC The Biotech 4 SCIENCE IN ALTERNATIVE PROTEINS .0 7 1 Assumes no LJAQ Public Stockholders exercise redemption rights i n connection with the business combination ; actual redemptions may differ . For a complete description of all the assumptions applicable to this chart, please refer to "Appendix - Latest Detail Pro - Forma Ownership" 2 Bioceres Group PLC 3 Bioceres Group venture vehicle 4 Moolec Science Ltd. CEO Holdco 5 Refers to Union Group Ventures Ltd. 6 Refers to LJAQ Sponsor shares and ordinary shares issued to EarlyBird in connection with the IPO 7 Includes shares from Moolec SAFE holders that entail Theo I SCSp, third - party investors, and shares from other equity commitments 8 Moolec Science SA, the combined company following the completion of the business combination LJAQ Public Stock holders Other Investors 7 80% 100% 7% 4% 6% BG Farming Technologies Ltd. 2 3 5 8 Pre de - SPAC S hareholders 20% New Shareholders Initial Stock holders 6

Moolec by the Numbers

The company is pioneering the future of alternative protein production with Molecular Farming technology.

$65B
Total Addressable Market (2025E)[1]

1st
Team to achieve a bovine protein with plants for food[2]

20+
Global Patents & Patent Applications[3]

60x
Less GHG Emissions vs. Cattle Farming[4]

35x
Less Land Usage vs. Cattle Farming[5]

100%
Cruelty-Free

10+
Years of Propietary Research & Development[2]

4
Key Alliances with crop science and pharmaceutical players

8
Signed Contracts, MOUs & MTAs with Food Producers

Moolec™

SCIENCE IN ALTERNATIVE PROTEINS

[1] Moolec's internal analysis based on publicly disclosed information for the industry, primarily the GFI State of Industry Report 2021 (March 2022)
[2] This milestone was achieved by a Team within Bioceres Group, Moolec's predecessor company
[3] Both granted and pending
[4] https://ourworldindata.org/food-choice-vs-eating-local
[5] https://ourworldindata.org/agricultural-land-by-global-diets

.08

ALTERNATIVE .0 9 Bioceres transferred full ownership of patents and 10+ years experience in Molecular Farming technology to form a standalone, food - science - focused company. A spin - off from Bioceres Group Science applied to alternative proteins (Bioceres S.A. Private entity) Scientific Team + Intellectual Propert y Newly formed management and scientific leadership Science for a sustainable agriculture SCIENCE IN PROTEINS

ALTERNATIVE . 1 0 2008 2014 2018 2020 2022 Lab Pilot plant SPC Patents Approvals Industrial Scale Company Building Expected Listing From Sa ffl ower to Soy Spin - o ff (UK Entity) 2021 GLA IP Incorporation 10 years building our technology Technology scale - up (NASDAQ:BIOX) (Bioceres S.A. - Private entity) Proof of Concept Moolec’s Pathway to Public Listing SCIENCE IN PROTEINS

Moolec's shareholders and strategic partners bring key experience, advisory, scientiﬁc know - how, and access to facilities to strengthen the business. ALTERNATIVE .1 1 Backers & Partners ; Global presence ; Commitment in developing long - term, innovative, and sustainable projects . ; Business : o Life Sciences o Information & Culture o Agribusiness o Nature & Design Molecular Biology + Scale Up ; Union Group is a privately owned invest - ment and private equity management ﬁrm established in 2007. These cover the agricultural, energy, forestry, infrastructure, minerals, oil & gas and real estate sectors. Finance Provider of ag - tech solutions enabling the transition towards carbon neutrality Science + Operations ; Facilities, Fields & Farmers ; IP + Legal Team ; Tech Services SCIENCE IN PROTEINS Strategic Joint Venture

Why Moolec ? 0 1 Categorycreators: science - based & high - value added company pioneer of the 4th technological pillar within the alternative protein industry. 0 Unmatch e 3 d value proposition: advantages include lower cost, higher scale, and better organoleptic experience. 0 Long - sta n 6 ding backers: endorsed by leading companies in biotech & life sciences, finance, and molecular biology. 0 Massiv e a d 2 dressabl e market: sizeable TAM 1 and industry trends support signiﬁcant growth opportunities. 0 4 Highly experienced team: visionary leadership team with unparalleled expertise in the Molecular Farming category, ingredients, and food industry. 0 5 ESG pure play: Moolec works towards 10 out of the 17 the SDGs within an industry that creates an environmentally positive impact. . 12 SCIENCE IN ALTERNATIVE PROTEINS 1 Refers to Total Addressable Market

The Industry

Food Crisis: Ring of Fire

Weakness of global food supply chain is on the spotlight due to present context.

Economic[1]

- War in Ukraine is amplifying global food crisis[2].
- World Bank expects upward pressure on commodity and agriculture prices to continue.

Environmental[3]

- Rising average global climate temperature and extreme weather patterns are expected to continue.
- 70% of all freshwater is already dedicated to traditional agriculture[4].

Nutrition[5]

- 25.9% of the global population experiences hunger or does not have regular access to nutritious and sufficient food[6].
- $1.7tn in annual economic cost of diet-related illness in US.

Pests & Diseases[7]

- The $100B toll of a pig epidemic in China. African Swine Fever in China is shaking up world trade flows[8].
- WHO says that overuse of antibiotics in farming contributes to higher levels of its resistance in some human infections[9].

Moolec™
SCIENCE IN ALTERNATIVE PROTEINS

[1] https://www.fao.org/worldfoodsituation/foodpricesindex/en/
[2] https://time.com/6162598/ukraine-war-food-shortage/
[3] https://www.mckinsey.com/~/media/mckinsey/industries/agriculture/our%20insights/reducing%20agriculture%20emissions%20through%20improved%20farming%20practices/agriculture-and-climate-change.pdf
[4] https://www.worldbank.org/en/topic/water-in-agriculture#1
[5] https://milkeninstitute.org/report/americas-obesity-crisis-health-and-economic-costs-excess-weight
[6] https://www.who.int/docs/default-source/nutritionlibrary/publications/state-food-security-nutrition-2020-inbrief-en.pdf
[7] https://www.fao.org/news/story/en/item/1402920/icode/
[8] https://gro-intelligence.com/insights/how-african-swine-fever-in-china-is-shaking-up-world-trade-flows
[9] https://www.saveourantibiotics.org/the-issue/antibiotic-overuse-in-livestock-farming/

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SCIENCE IN ALTERNATIVE PROTEINS . 1 5 USA & Argentina among the top 3 countries of soybean producers worldwide Greenhouse Gas Emissions (GHG) from average food consumption Highest population growth expected in developing countries with low GDP per capita Plants Animals People Soybean: most consumed meat analogue with the highest protein content Human population since 1800 8 7 6 5 4 3 2 1 0 Billions 2050 Years 1750 1800 1850 1900 1950 2000 Healthy diets are 5 times more expensive than diets that meet minimum energy levels Animal welfare claimed to be the one of the most important factor s for consumers Food System Overview 1 77% of soybean production ends as feed for livestock for meat and dairy production 47% 19% 14% 7% 5% 4% 3% 1% Meat Dairy production Poultry, fish, seafood, and eggs Sugars, oils, and fats Vegetables Fruits Grain Products Others 1 Sources: ; FAO. The Contribution of Agriculture to Greenhouse Gas Emissions (February 2020) ; https://ahdb.org.uk/news/consumer - insight - understanding - consumers - attitudes - to - animal - welfare ; https://ask.usda.gov/s/article/What - is - the - most - consumed - meat - in - the - world ; https://ourworldindata.org/meat - production ; https://ourworldindata.org/meat - production#global - meat - production ; https://population.un.org/wpp/ ; https://sniglobal.org/ ; ht tps://www.fao.org/in - action/sustainable - and - circular - bioeconomy/resources/news/details/en/c/1459357 ; ht tps://www.foodnavigator.com/News/Promotional - Features/Taste - texture - and - nutritional - attributes - of - alternative - protein - products ; ht tps://www.un.org/en/academic - impact/97 - billion - earth - 2050 - growth - rate - slowing - says - new - un - population - report ; ht tps://www.usda.gov/oce/commodity/wasde/wasde0922.pdf ; ht tps://www.who.int/docs/default - source/nutritionlibrary/publications/state - food - security - nutrition - 2020 - inbrief - en.pdf ; RethinkX. Rethinking Food and Agriculture 2020 - 2030. The Second Domestication of Plants and Animals, the Disruption of the Cow, and the Collapse of Industrial Livestock Farming ; WWF & SustainAbility. Sustainable Food Systems and Diets: This review of multi - stakeholder initiatives (October 2018) ; ht tps://www.researchandmarkets.com/reports/5633454/meat - products - global - market - opportunities - and? utm_source=GNOM&utm_medium=PressRelease&utm_code=hfbkjw&utm_campaign=1739586+ - +Global+Meat+Products+Market+Analysis%2c +Opportunities%2c+Forecasts%2c+and+Strategies+2016 - 2021%2c+2021 - 2026%2c+%26+2026 - 2031&utm_exec=chdo54prd Feed to food conversion ine ciency + = 15.400 lts of water 25 kg Grain 1 kg of meat 22% Today Consumers are vegetarian, vegan or ﬂexitarians and growing Global Meat Products Market: $1 trillion

T o t a l Addressable Market 1 Alternative Protein Traditional Meat Consumption Share (%) Alternative Meat Consumption Share (%) Massive opportunity to play in a double - digit growing industry (17% CAGR). SCIENCE IN ALTERNATIVE PROTEINS .1 6 1 Sources: ; Moolec’s internal analysis based on publicly disclosed information for the industry, primarily the GF1 State of Industry Report 2021 (March 2022) ; United Nations, W orld Bank, Expert Interviews, A.T. Kearney Analysis $65B $140B $300B 2022 90% 72% 10% 28% 45% 55% 2025 2030 2035 $40B

Genuine animal meat produced by cultivating animal cells directly. Made of the same cell types arranged in the same or similar structure as animal tissues, thus replicating sensory and nutritional proﬁles of conventional meat. Plant - Based 1 Products made from plants that are alternatives to animal - based products. This includes plant - based meat, seafood, eggs, and dairy. Fermentation 2 Use of intact live microorganisms to modulate and process plant - derived ingredient; the leverage of the fast growth and high protein content of microorganisms for efficient production. Cultured Meat 3 SCIENCE IN ALTERNATIVE PROTEINS Emerging industry where companies use different technologies and ingredients based on plants, cells, and microbes to address the main food challenges. Alternative Proteins Industry .1 7 1 https://gﬁ.org/science/the - science - of - plant - based - meat/ 2 https://gﬁ.org/science/the - science - of - fermentation/ 3 https://gﬁ.org/science/the - science - of - cultivated - meat/

Taste and texture Nutritional values Scalability and low costs SCIENCE IN ALTERNATIVE PROTEINS .1 8

The solution: Moolec as a Category Creator[1]

Molecular Farming has the potential to overcome the main obstacles faced by other technologies in the alternative protein landscape.





	Plant-based	Fermentation	Cultured meat	Moolec™ Molecular Farming
Taste and texture	✗	✓	✓	✓
Nutritional values	✗	✓	✓	✓
Scalability and low costs	✓	✗	✗	✓
	Plants	Science		Plants + Science

[1]Sources:

- https://www.studyfinds.org/taste-plant-based-diet/
- https://www.foodnavigator-asia.com/Article/2021/08/17/Plant-based-nutritional-pitfalls-Why-novel-products-don-t-necessarily-improve-diet-quality-Study
- https://www.morningstarfarms.com/content/dam/NorthAmerica/morningstarfarms/pdf/MSFPlantBasedLCAReport_2016-04-10_Final.pdf
- https://link.springer.com/article/10.1007/s11367-015-0931-6
- https://thecounter.org/lab-grown-cultivated-meat-cost-at-scale
- https://gfi.org/wp-content/uploads/2021/03/cultured-meat-LCA-TEA-policy.pdf

Moolec™ SCIENCE IN ALTERNATIVE PROTEINS .19

Molecular Farming Ecosystem[1]

The industry is growing with stronger recognition of the advantages of Molecular Farming. Moolec is the only player focused on growing meat proteins in both soy and pea seeds.



Nobell Foods[2]
Dairy proteins in soybeans
Miruku[3]
Dairy proteins in soybeans
VelozBio[4]
Dairy proteins in discarded fruit
PoLoPo[5]
Dairy proteins in potatoes
Mozza[6]
Dairy proteins in plants
Moolec
Meat proteins in soybeans & pea
Kyomei[7]
Meat proteins in green leaves
Tiamat Sciences[8]
Growth Factors
Core Biogenesis[9]
Growth Factors
ORF Genetics[10]
Growth Factors
BioBetter[11]
Growth Factors
Dairy
Meat
Growth Factors[12]

Moolec™

SCIENCE IN ALTERNATIVE PROTEINS

[1] Moolec's internal analysis based on publicly disclosed information for the industry and management estimates

[2] https://www.nobellfoods.com/

[3] https://miruku.com/

[4] https://velozbio.com

[5] https://www.linkedin.com/company/polopo/about/

[6] https://www.mozzafoods.com/

[7] https://kyomei.co.uk/

[8] https://www.tiamat-sciences.com/

[9] https://corebiogenesis.com/

[10] https://www.orfgenetics.com/

[11] https://biobetter.bio/

[12] Substance which is required from Cultured Meat Technology for the stimulation of growth in living cells

.20

The Technology

SCIENCE IN ALTERNATIVE .2 2 Moolec introduces real animal genes in the plant's genome to give real taste and nutrition to food. Animal Proteins in Plants Traditional Molecular Farming Seeds Food Crops Feed Livestock Crops Seeds Food - G a ni Cruelty - Free PROTEINS

SCIENCE IN ALTERNATIVE .2 3 Molecular Farming: a cost - effective way PROTEINS to produce alternative proteins 1 1 Moolec's internal analysis based on publicly disclosed information for the industry and management estimates

8X less 2 Molecular Farming is more friendly to the environment when compared to traditional protein productive systems. SCIENCE IN ALTERNATIVE PROTEINS .2 4 Moolec vs. Animal - based Production System 1 https://ourworldindata.org/agricultural - land - by - global - diets 2 https://waterfootprint.org/en/water - footprint/product - water - footprint/water - footprint - crop - and - animal - products/ 3 https://ourworldindata.org/food - choice - vs - eating - local 1 3

Selection Transformation Production Development Scale - Up SCIENCE IN ALTERNATIVE .2 5 Molecular Farming in a Nutshell .01 Real DNA (protein of interest) is isolated .04 .05 Plant - based Animal Protein Ingredients .08 .07 Gene is inserted into expression vector .02 .03 Vector is inserted into plant chromosomes Cells expressing the desired proteins are selected and grown into cultures Engineered cells grow into whole plants Plants grow ﬁrst in greenhouses and then at the ﬁelds .06 Seeds are harvested and crushed PROTEINS

22 SCIENCE IN ALTERNATIVE . 26 Proof of Concept: Why Chymosin? Chymosin is a validation molecule in biotechnology by being the first protein for food been approved by the FDA with precision fermentation 1 This milestone was achieved by a Team within Bioceres Group, Moolec's predecessor company “Groundbreaking Moment for Biotechnology” Fermentation Molecular Farming Saflower Seeds Saflower Crops Cheese ingredient B o n la vi e u r 90’s 2010 Moolec’s team achieved the same with plants 1 PROTEINS

T r ans f er r abl e & scalable technology Soy Plant - Based Chymosin Safflower Protein content 20% 40% Scalability 120K has 50M has Yield 1 ton/ha 5 ton/ha Market 350M Chymosin 1 . 5B Meat Replacement Soy proteins + Meat Proteins ALTERNATIVE .2 7 Based on our Proof of Concept we were able to extend our technology to new hosts with enhanced features. SCIENCE IN PROTEINS

Fermentation: Our Validation Platform ALTERNATIVE .2 8 Precision fermentation complements Molecular Farming technology as validation stage and faster go - to - market pathway. Fast application testing Quick regulatory footprint IP discovery Partnerships and commercial opportunities Product development Technological Strategy Validation Stage / Low Scale Stage 1: Fermentation - Strategic Joint Venture Expansion Stage / High Scale Stage 2: Molecular Farming SCIENCE IN PROTEINS

Pipeline & Products

Pipeline Status SCIENCE IN ALTERNATIVE PROTEINS . 30 Dairy ingredient and Nutr itional oil (Chymosin & GLA) Meat Replacement (POORK+ & BEEF+) PROGRAM HOST S afflo wer Yeast Soybean Pea PROJECT PHASE 1 PLANED COMMERCIAL LAUNCH 2025 2025 2025 2025 2026 2027 202 9 202 9 TBD 2028 350M 3 1 . 5B 4 1 . 5B 5 SAM 2 2025 DISCOVERY PROOF OF CONCEPT EARLY DEVELOPMENT ADVANCED DEVELOPMENT PRE - LAUNCH PRODUCT LAUNCH R&D OPERATIONS SPC2 GLASO YEEA1 YEEA2 YEEA3 SOOY1 SOOY2 SOOY3 SOOY4 PEEA1 STATUS REGULATION - - 1 1 2 3 3 3 4 3 1 Refers to different phases of meat replacing process 2 Serviceable Available Market 3 Moolec internal analysis based on Global Rennet Market 2022 - 2027 - Mordor Intelligence 4 Moolec internal analysis based on Global Gamma Linolenic Acid market. Market size, status and forecast to 2028 - Verified Market Research 5 Moolec internal analysis based on Plant - based Ingredients Market 2021 - MarketsAndMarkets

Plant-Based Meat Ingredients by Weight[1]

Alternative meat industry still uses traditional ingredients, limiting it from overcoming major challenges and meeting consumer expectations.



Flavouring & Appearance
Binding & Texturizing
5%
5%
20%
Plant Proteins
50%
Water
20%
Sunflower & Coconut Oils

Current industry challenges

- ❌ Not clean label. 20+ different components
- ❌ Not fully natural. Synthetic and chemical additives
- ❌ Not the same nutritional values to animal-based

Moolec™

SCIENCE IN ALTERNATIVE PROTEINS

[1]Sources:

- Bakhsh, A.; Lee, S. - J.; Lee, E. - Y.; Hwang, Y. - H.; Joo, S. - T. Characteristics of Beef Patties Substituted by Different Levels of Textured Vegetable Protein and Taste Traits Assessed by Electronic Tongue System. Foods 2021, 10, 2811. https://doi.org/10.3390/foods10112811
- Annotated with internal analysis of nutritional data of market available products (NL).

.31

Moolec's Substitute Process by Cost[1]


PHASE 1
PHASE 2
PHASE 3
PHASE 4

50% Flavouring & Appearance + 15% Binding & Texturizing + 14% Plant Proteins + 20% Sunflower & Coconut Oils = 99% of the cost


50%
Flavouring
& Appearance
1%
Water
20%
Sunflower
& Coconut
Oils
14%
Plant
Proteins
15%
Binding
& Texturizing
PHASE 1
PHASE 2
PHASE 3
PHASE 4

Current industry challenges

- ✗ Not clean label. 20+ different components
- ✗ Not fully natural. Synthetic and chemical additives
- ✗ Not the same nutritional values to animal-based

With Moolec's Technology

- ✓ Clean label approach
- ✓ Real animal protein genes
- ✓ Healthier nutritional values

Moolec™
SCIENCE IN ALTERNATIVE PROTEINS

[1] Phases included refer to the information displayed on Slide 30. Moolec takes all necessary action to respect all intellectual property rights.

.32

Product Portfolio

Enhanced plant-based ingredients with real animal proteins inside[1].


Chymosin SPC
Moolec

Chymosin SPC



Safflower


GLA SONOVA
Moolec

GLA SONOVA®



Soy


POORK+
SOY+PORK
CRUELTY-FREE
Moolec



Pea


BEEF+
PEA+BEEF
CRUELTY-FREE
Moolec

Dairy Ingredient

Plant-based chymosin, a key ingredient for cheese production compulsory for the clotting step.

Texture

Nutritional Oil

Plant-based GLA oil destined for enriching food, nutraceutical products, and pet food[2].

Nutrition[3]

Meat Replacement

Plant-based real porcine proteins embedded within the matrix of native soy proteins to enhance alternative meat products.

Sensory[4] /Nutrition[3]

Meat Replacement

Plant-based real bovine proteins embedded within the matrix of native pea proteins to enhance alternative meat products.

Sensory[4] /Nutrition[3]

Moolec™

SCIENCE IN ALTERNATIVE PROTEINS

[1] Applies to plant-based Chymosin, POORK+ and BEEF+ products. GLA is a plant-based nutritional oil

[2] The FDA has approved the GLA-containing safflower seed oil as a new ingredient in dietary supplements, nutritional beverages, and medicinal foods for humans. The FDA has also approved the use of the seed oil as an ingredient in dog and cat food and the use of the seed meal in cattle and poultry feeds. Moolec is conducting pre-submission consultation with the FDA with respect to additional uses in food products for humans and animals

[3] Nutrition can refer to a superior digestibility of the expressed protein or any improved micronutrient content and subsequent bioavailability

[4] Sensory implies an improved perception after inclusion into the formulation of a specific food product such as meat replacers

.33

Today most consumers accept GMO Food

98% of all soybeans grown in the USA are GMO, and Impossible Burger's successful rollout confirmed that GMO is no longer a material issue in the US consumer's minds[1,2].



FOODDIVE
Deep Dive Opinion Library Events
Finances & Deals Food Tech Manufacturing Ingredients Corporate Ops Packaging Policy Protein
GMO labeling not likely to impact purchase decisions, study says
Research found voluntary certification from the Non-GMO Project had a greater influence on consumers than the type of mandatory disclosure that went into effect this week.
Published Jan. 5, 2022
Megan Poinski
Senior Reporter
DERIVED FROM BIOENGINEERING
BIOENGINEERED



ALLIANCE FOR SCIENCE
Who We Are AfS Live! Training News & Views Research Resources
DONATE
Anti-GMO themes losing traction worldwide, suggests new scientific paper

Transparency and the cause's purpose are key

Discussion gravitates around science, hunger and climate change.

Moolec promotes a new scientific movement[3]:

GM4GOOD.ORG

Moolec™

SCIENCE IN ALTERNATIVE PROTEINS

[1] https://www.fooddive.com/news/gmo-labeling-not-likely-to-impact-purchase-decisions-study-says/616452/
[2] https://allianceforscience.cornell.edu/blog/2022/03/anti-gmo-themes-losing-traction-worldwide-suggests-new-scientific-paper/
[3] https://gm4good.org/

.34

ALTERNATIVE . 35 Regulatory Pathway Moolec is subject to the laws and regulations governing biotechnology and food companies in the jurisdictions in which we operate . Regulation of Plant Biotechnology Products Regulation of Food and Ingredient Products Other Regulatory Requirements Subject regulations and requirements related to: • Safe working conditions • Laboratory and distribution practices • Transportation • Disposal of hazardous or potentially hazardous substances • Cross - border transit of finished goods and raw materials SCIENCE IN PROTEINS

ALTERNATIVE . 36 Moolec stands on a strong and growing IP strategy with great understanding of the biotech landscape offering a competitive advantage on its execution. Patent Portfolio 1 7 Patents Canada Italy GLA France UK 3 P a t e nts Argentina Spain New ealand China Brasil Germany France UK Hong Kong Malaysia Australia United States Mexico Japan A Chymosin SPC 2 Patents New Filings Canada Australia United States Mexico Brasil Italy Germany Argentina United States SCIENCE IN PROTEINS

Latest Milestones

Soybean
T1 seed harvested. Next phase for achieving
T2 & T3 seeds started August 2022





Sample of seed protein extract expressing protein of interest



Pea
Ongoing transformation and regeneration stage



Chymosin SPC
Planted in Córdoba, Argentina June 2022



GLA
Planted in Idaho Falls, USA, harvested October 2022





SPC x GLA
Back Crossing 1 finished.
Backcrossing 2 started June 2022



Fermentation platform
1st yeast-based prototype for meaty flavor





Moolec™

SCIENCE IN ALTERNATIVE PROTEINS

.37

Environmental, social and governance (ESG)

Moolec addresses directly 10 of the 17 SDGs

We use SDGs and 2030 Agenda as guidelines to strategically align our business in the search of the building of a more equitable, resilent and sustainable food system[1,2].


Moolec
SUSTAINABLE DEVELOPMENT GOALS
2 ZERO HUNGER
3 GOOD HEALTH AND WELL-BEING
6 CLEAN WATER AND SANITATION
7 AFFORDABLE AND CLEAN ENERGY
8 DECENT WORK AND ECONOMIC GROWTH
10 REDUCED INEQUALITIES
12 RESPONSIBLE CONSUMPTION AND PRODUCTION
13 CLIMATE ACTION
14 LIFE BELOW WATER
15 LIFE ON LAND


FOOD AND AGRICULTURE

From ending poverty, hunger to responding to climate change, food and agriculture lie at the very heart of the 2030 Agenda for Sustainable Development.

Moolec
SCIENCE IN ALTERNATIVE PROTEINS

[1] https://sdgcompass.org/
[2] http://www.fao.org/documents/card/en/c/09a43cf2-c53a-40fe-bf4aa7f87236b2ce/

.39

Enviromental & Social Impact[1]

Moolec's technology is much more friendly to the environment and promotes an inclusive global value chain, bringing farmers back to the equation.





Main Concept	Fermentation	Cultured meat	Molecular Farming
Water usage	Medium High	Medium	Low
Energy eficiency	Low	Low	High
GHG Emisions	High	High	Low
Carbon capture	Negative	Negative	Positive
Workforce inclusion	Medium	Low	High

[1] Sources:

- https://www.studyfinds.org/taste-plant-based-diet/
- https://www.foodnavigator-asia.com/Article/2021/08/17/Plant-based-nutritional-pitfalls-Why-novel-products-don-t-necessarily-improve-diet-quality-Study
- https://www.morningstarfarms.com/content/dam/NorthAmerica/morningstarfarms/pdf/MSFPlantBasedLCAReport_2016-04-10_Final.pdf
- https://link.springer.com/article/10.1007/s11367-015-0931-6
- https://thecounter.org/lab-grown-cultivated-meat-cost-at-scale
- https://gfi.org/wp-content/uploads/2021/03/cultured-meat-LCA-TEA-policy.pdf

Moolec™

SCIENCE IN ALTERNATIVE PROTEINS

.40

Focused on using all parts of the plants[1]

We create sustainable products and by-products following circular supplies and resource recovery strategies[2].


Plant & animal protein for main product
01
Oils as high-valued by-product
02
Starches for feed and/or bioplastics
03
Fiber as source for renewable energy
04
Leaves for carbon sequestration and soil composting
05

Moolec™

SCIENCE IN ALTERNATIVE PROTEINS

[1] Information displayed in this chart is an example on what potential uses of the different parts of the plant can be destined for.

[2] https://www.accenture.com/t20150523t053139__w__/us-en/_acnmedia/accenture/conversion-assets/dotcom/documents/global/pdf/strategy_6/accenture-circular-advantage-innovative-business-models-technologies-value-growth.pdf

.41

Appendix

Transaction Overview – Capitalization, Sources, and Uses

Transaction Sources and Uses

Redemptions Scenarios

Sources	0%	50%	100%
SPAC cash in trust[1]	$28 M	$14 M	$0 M
Moolec Shares (rollover equity)	$325 M	$325 M	$325 M
Backstop[8]	$0 M	$0 M	$10 M
Total Sources	**$353 M**	**$339 M**	**$335 M**

Uses	Redemptions Scenarios		
Cash to Surviving Company Balance Sheet[1]	$16 M	$5 M	$3 M
Moolec Shares (rollover equity) Estimated	$325 M	$325 M	$325 M
Transaction costs[2]	$12 M	$9 M	$7 M
Total Uses	**$353 M**	**$339 M**	**$335 M**

Pro-Forma Valuation

Redemptions Scenarios

		0%	50%	100%
Pro Forma Shares Outstanding[1, 3]	MM	39.4	38.0	37.6[9]
Illustrative Share Price	shares$/share	$10	$10	$10
Pro Forma Equity Value		**$394 M**	**$380 M**	**$376 M**
(-) Pro Forma Cash to Surviving Company Balance Sheet[1, 2]		-$16 M	-$5 M	-$3 M
(+) Pro Forma Net Debt[7]		$0 M	$0 M	$0 M
Pro Forma Enterprise Value		**$378 M**	**$375 M**	**$373 M**

Pro-Forma Ownership[1, 3]

Redemptions Scenarios

MM Shares	0%		50%		100%	
Existing Shareholders[4]	32.5	83%	32.5	86%	33.0	88%
LJAQ Public Stockholders	2.8	7%	1.4	4%	0.0	0%
LJAQ Sponsor[5]	2.4	6%	2.4	6%	2.9	8%
Other Investors[6]	1.7	4%	1.7	4%	1.7	4%
Total	**39.4**	**100%**	**38.0**	**100%**	**37.6[9]**	**100%**

Moolec™

SCIENCE IN ALTERNATIVE PROTEINS

[1] Assumes different redemptions scenarios from LJAQ Investors considers that balance of the Trust Account was reduced from $138 M as of June 30, 2022 to $28 M as of July 12, 2022; actual redemptions may differ

[2] Estimated transaction costs paid in cash (excludes expenses paid with equity); final expenses will differ depending on negotiations

[3] Excludes private & public warrants, transaction costs paid with equity post closing, and management equity plan

[4] Includes original Moolec shareholders

[5] Includes LJAQ Sponsor shares

[6] Includes shares from Moolec SAFE holders that entail Theo I SCSp, third-party investors, and shares from other equity commitments

[7] Assumes any existing debt will be canceled or prepaid at closing

[8] LJAQ has entered into a backstop agreement with entities affiliated with Moolec to guarantee a $10M minimum cash condition at closing

[9] Number of shares could differ depending on backstop agreement implementation

.43

Latest Detail Pro-Forma Ownership

Number of Shares	0%[1]		50%[1]		100%[1, 2]	
BG Farming Technologies Ltd.	15,275,000	39%	15,275,000	40%	15,275,000	41%
Union Group Ventures Ltd.	15,275,000	39%	15,275,000	40%	15,275,000[4,7]	41%
Bioceres Crop Solutions Corp.	1,950,000	5%	1,950,000	5%	1,950,000	5%
SAFE Holders	274,951	1%	274,951	1%	524,951[5,7]	1%
Initial Stockholders[3]	2,535,000	6%	2,535,000	7%	3,035,000[6,7]	8%
LightJump Public Stockholders	2,767,210	7%	1,383,605	4%	-243,774	0%
Key Team Members Participation	243,774	1%	243,774	1%	1,035,000	1%
UG Holdings LLC	1,035,000	3%	1,035,000	3%		3%
Total	**39,355,935**	**100%**	**37,972,330**	**100%**	**37,558,725**	**100%**

[1] Does not reflect any shares to be issued following Closing pursuant to (i) the EarlyBird Share Fee or (ii) any equity securities to be granted pursuant to any management or employee share plans.
[2] Assumes that the obligations under the Backstop Agreement are satisfied through a cash constribution to Holdco, including, (i) the Sponsor provides $5,000,000 in cash to Holdco, (ii) Union Group Ventures Ltd. provides $2,500,000 in cash to Holdco and (iii)Theo I SCSp provides $2,500,000 in cash to Holdco.
[3] Includes 2,415,000 held by the Sponsor and 120,000 ordinary shares issued to EarlyBird in connection with the IPO.
[4] Reflects an additional 250,000 Holdo Ordinary Shares to be issued to Union Group Ventures Ltd. in connection with the Backstop Agreement.
[5] Reflects an additional 250,000 Holdco Ordinary Shares to be issued to Theo I SCSp in connection with the Backstop Agreement.
[6] Reflects an additional 500,000 Holdco Ordinary Shares to be issued to Sponsor in connection with the Backstop Agreement.
[7] In scenarios where a sufficient number of holders of Public Shares of SPAC Common Stock redeem their shares and the obligations under the Backstop Agreement are triggered, which would occur if the Net Available Assets minus the EarlyBird fee is less than $10,000,000, many variations of the ownership of Holdco Ordinary Shares post-closing are possible.

Moolec™
SCIENCE IN ALTERNATIVE PROTEINS
.44

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